Exhibit 4.5

JACOBS ENGINEERING GROUP INC.

NONQUALIFIED STOCK OPTION AGREEMENT

(1999 Stock Incentive Plan)

This Agreement is executed on             , by and between JACOBS ENGINEERING GROUP INC., a Delaware corporation (the “Company”), and              (“Optionee”) pursuant to the Jacobs Engineering Group Inc. 1999 Stock Incentive Plan (the “Plan”). Unless the context clearly indicates otherwise, capitalized terms used in this Agreement, to the extent they are defined in the Plan, have the same meaning as set-forth in the Plan.

1.	Stock Option

(a) The Company hereby grants to Optionee the option (the “Option”) to purchase up to              shares of Jacobs Common Stock at a purchase price of $             per share, to be issued upon the exercise thereof in cumulative annual installments as follows:

(i)	An installment of one-third of the Option shall become exercisable one year following the date upon which this Option is granted (the “Grant Date”), with additional installments of one-third becoming exercisable on each anniversary of the Grant Date so that the Option is fully exercisable at the end of three years from the Grant Date.

(ii)	No Option may be exercised in whole or in part prior to the one-year anniversary of the Grant Date.

(iii)	No Option may be exercised in whole or in part after the expiration of seven years from the Grant Date.

(b) Schedule A to the Plan establishes the effects on an outstanding Option of the Optionee’s termination of employment, other changes of employment or employer status, death, Disability, Retirement, or a Change in Control, and is hereby incorporated by reference. Notwithstanding the provisions of Schedule A to the Plan, the provisions of Paragraph 3, below, shall apply to this Option.

2.	Exercise of Option

(a) Each installment of this Option as set forth above may be exercised, in whole or in part, in one or more exercises, during the time periods stated above. This Option, or any exercisable portion thereof, may be exercised solely by delivery to the Company of all of the following prior to the time when this Option or exercisable portion thereof, becomes unexercisable under Paragraph 1:

(i)	Notice in writing signed by Optionee or another person then entitled to exercise this Option or portion, stating that this Option or portion is being exercised; and

Jacobs Engineering Group Inc.

Nonqualified Stock Option Grant Agreement (1999 Stock Incentive Plan)

(ii)	Payment of the full purchase price of the Option. The purchase price may be paid in cash or, at the discretion of the Committee, by the delivery or constructive exchange of shares of Jacobs Common Stock that have been owned by the Optionee for at least six months prior to the exercise, or a combination of cash and such shares having a total value equal to the option exercise price. Any shares so exchanged or assigned shall be valued at their Fair Market Value, as defined in the Plan.

(iii)	If this Option, or any exercisable portion of this Option, is being exercised pursuant to Paragraph 4 hereof by any person or persons other than the Optionee, then proof, reasonably satisfactory to the Company, of the authority of such person or persons to exercise this Option or portion.

(b) In no event may this Option be exercised in such a manner as to require the Company to issue fractional shares.

3.	Effect of Engaging in Detrimental Activity

(a) For purposes of this Paragraph 3, “Detrimental Activity” means activity that is determined by the Committee, in its sole and absolute discretion, to be detrimental to the interests of the Company or any of its Related Companies, including but not limited to situations where Optionee: (1) divulges trade secrets of the Company or any Related Company, proprietary data or other confidential information relating to the Company or any Related Company or to the business of the Company or any Related Company, (2) enters into employment with a competitor of the Company or any Related Company under circumstances suggesting that Optionee will be using unique or special knowledge gained as an employee of the Company or any Related Company to compete with the Company or any Related Company, (3) is convicted by a court of competent jurisdiction of any felony or of a crime involving moral turpitude, (4) uses information obtained during the course of his or her employment by the Company or any Related Company for his or her own purposes, such as for the solicitation of business or the employees of the Company or any Related Company, (5) is determined to have engaged (whether or not prior to termination due to Retirement) in either gross misconduct or criminal activity harmful to the Company or any Related Company, or (6) takes any action that harms the business interests, reputation, or goodwill of the Company and/or any of its subsidiaries or Related Companies.

(b) If the Optionee’s employment is terminated in a manner that results in the Optionee retaining an interest in the options granted hereunder beyond the date of termination, and if an allegation of Detrimental Activity by Optionee is made to the Committee, then the Committee may suspend the exercisability of this Option for up to two months from its receipt of such allegation to permit an investigation of the allegation.

(c) If the Committee, in its sole discretion, determines that the Optionee has engaged in Detrimental Activity, then all unexercised options granted hereunder shall expire forthwith.

Jacobs Engineering Group Inc.

Nonqualified Stock Option Grant Agreement (1999 Stock Incentive Plan)

4.	Withholding Taxes

The payment of withholding taxes, if any, due upon the exercise of the Option granted by this Agreement may be satisfied by instructing the Company to withhold from the shares of Jacobs Common Stock that would otherwise be issued and delivered to the Optionee upon exercise that number of shares, or a combination of cash and shares so withheld, having a total value equal to the amount of income and withholding taxes due as determined by the Company. Any option shares so withheld shall be valued at their Fair Market Value, as defined in the Plan. Under no circumstances can the Company be required to withhold from the shares of Jacobs Common Stock that would otherwise be issued and delivered to the Optionee upon exercise a number of shares having a total value that exceeds the amount of withholding taxes due as determined by the Company at the time of exercise. Optionee acknowledges and agrees that the Company may delay any exercise of the options granted hereunder until the Optionee has made arrangements satisfactory to the Company to satisfy any tax withholding obligations of the Optionee.

5. Transferability of Options

The rights of the Optionee under this Agreement shall not be assignable or transferable except by will or by the laws of descent and distribution. The rights of the Optionee under this Agreement shall not be assignable or transferable pursuant to a qualified domestic relations order as defined in the Internal Revenue Code of 1986, as amended, Title I of the Employee Retirement Income Security Act or the rules thereunder. During the lifetime of Optionee, this option shall be exercisable only by Optionee or, in the case of his or her Disability, by his personal representative.

After the death of Optionee, any exercisable portion of this Option may, prior to the time when such portion becomes unexercisable under the provisions of Paragraph 1(b), above, be exercised by the Optionee’s personal representative or by any person empowered to do so under court order, by will or the laws of descent and distribution (such personal representative or other person empowered to act under court order is hereinafter referred to as a “Third Party”). The Optionee acknowledges and agrees that the Company may delay any exercise of the options granted hereunder until it has received satisfactory proof of the Third Party’s right to exercise the options.

6. Certain Conditions To Issue Of Shares

No shares may be issued upon the exercise of this Option if, in the opinion of counsel for the Company, all then applicable requirements of the Securities and Exchange Commission and any other regulatory agencies having jurisdiction and of any stock exchange upon which the shares of the Company may be listed are not fully met, and, as a condition of Optionee’s exercise of this Option, Optionee shall take all such action as counsel may advise is necessary for Optionee to take to meet such requirements.

Jacobs Engineering Group Inc.

Nonqualified Stock Option Grant Agreement (1999 Stock Incentive Plan)

7.	Employment

The rights granted to Optionee under this Agreement are conditioned upon the agreement of Optionee to continue in the employ of the Company or of a Related Company for a period of at least one year after the date of this Agreement, and Optionee hereby so agrees and further agrees to render his services for such period for such reasonable compensation as the Company may determine.

8.	Miscellaneous Provisions

This Agreement is governed in all respects by the Plan, except as provided by the Plan, and applicable law. In the event of any inconsistency between the terms of the Plan and this Agreement, the terms of the Plan shall prevail. Optionee shall have no rights as a shareholder with respect to shares covered by this Agreement until the issuance of such shares. The Company shall not be obligated to make any adjustment for dividends or other rights for which the record date is prior to the date the shares are issued under this Agreement. This Agreement shall impose no obligation upon Optionee to exercise this Option. This Agreement shall impose no obligation on the Company or any Related Company to employ Optionee for any period. This Agreement shall be construed, administered and enforced according to the laws of the State of California.

9.	Certain Conditions To Issue Of Shares

By signing below, Optionee (1) agrees to the terms and conditions of this Agreement, and (2) confirms receipt of a copy of the Plan and all amendments and supplements thereto.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.

JACOBS ENGINEERING GROUP INC.

BY: